UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-39600

EQONEX LIMITED

(Translation of registrant’s name into English)

118 Piccadilly

Mayfair, London WIJ 7NW

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

EQONEX Announces Receipt of Nasdaq Delisting Notice

Singapore – November 28, 2022: EQONEX Limited (NASDAQ: EQOS) (“EQONEX” or the “Company”) today announced that on November 21, 2022, it received a written notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) that, because the Company had filed a voluntary application with the High Court of the Republic Singapore to place the Company under (a) judicial management pursuant to section 91 of the Insolvency, Restructuring and Dissolution Act 2018 of Singapore (the “IRDA”) (the “JM Application”), and (b) interim judicial management pursuant to section 92 of the IRDA pending the determination of the JM Application, and in accordance with Listing Rules 5101, 5110(b) and IM-5101-1, the staff of Nasdaq’s Listing Qualifications department (the “Staff”) has determined that the Company’s securities will be delisted from Nasdaq. The Notice states that unless the Company requests an appeal of this determination, trading of the Company’s securities will be suspended at the opening of business on November 30, 2022.

In addition, as disclosed in the Company’s Report of Form 6-K dated July 26, 2022, the Company is not in compliance with the minimum bid price requirement of $1.00 per share set forth in Nasdaq’s rules for continued listing on Nasdaq.

The Company intends to request a hearing before the Nasdaq Hearings Panel to appeal the Staff’s determination.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQONEX Limited

Date: November 28, 2022	By:	/s/ Chi-Won Yoon
	Name:	Chi-Won Yoon
	Title:	Chairman and Director